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                           July 20, 2020

       Stephen M. Jones
       Interim President and CEO
       Hycroft Mining Holding Corporation
       8181 E. Tufts Ave., Suite 510
       Denver, CO 80237

                                                        Re: Hycroft Mining
Holding Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2020
                                                            File No. 333-239840

       Dear Mr. Jones:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David S. Stone